Exhibit 12.1

Brunswick Corporation
Computation of Ratio of Earnings to Fixed Charges (A)
(In millions)

	Three Months
	Ended March 31				Year Ended December 31
	2004		2003		2003		2002		2001		2000		1999
Earnings as Adjusted
Earnings from continuing operations	$48.0		$3.8		$135.2		$103.5		$84.7		$202.2		$143.1
Plus: Income tax provision	23.6		2.1		65.9		58.1		47.5		121.1		76.2
Interest and other financial charges included in expense	10.1		10.7		41.0		43.3		52.9		67.6		61.0
Interest portion of rent expense	4.0		3.6		14.4		14.2		13.4		12.5		11.3
Dividends received from less-than 50% owned affiliates	—		—		0.2		0.1		0.1		0.1		0.1
Less: Equity in earnings of less-than 50% owned affiliates	2.0		—		2.4		0.8		0.3		0.2		0.2

	$87.7		$20.2		$259.1		$220.0		$198.9		$403.7		$291.9

Fixed Charges
Interest and other financial charges	$10.1		$10.7		$41.0		$43.3		$52.9		$67.6		$61.0
Interest portion of rent expense	4.0		3.6		14.4		14.2		13.4		12.5		11.3
Capitalized interest	—		—		1.5		0.8		—		—		0.6

	$14.1		$14.3		$56.9		$58.3		$66.3		$80.1		$72.9

Ratio of earnings to fixed charges	6.2	x	1.4	x	4.6	x	3.8	x	3.0	x	5.0	x	4.0	x

(A)	For computation of the ratio of earnings to fixed charges, “earnings” have been calculated by adding fixed charges (excluding capitalized interest) to earnings from continuing operations before income taxes and then deducting the undistributed earnings of affiliates. Fixed charges consist of interest expense, estimated interest portion of rental expense and capitalized interest.